PRESS RELEASE

FINAL – FOR RELEASE

Navios Maritime Holdings Inc. Announces

Three New Time Charters

Super Handymax Navios Herakles - Two Years

Super Handymax Navios Arc - Two Years

Panamax Navios Titan - Three Years

PIRAEUS, Greece, April 17, 2007 /PRNewswire – FirstCall/ — Navios Maritime Holdings Inc. (“Navios”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that it had secured three new favorable time charter contracts. Details of the three charters are as follows:

–	For Navios’s wholly-owned 52,601 dwt super handymax, Navios Herakles, a two-year charter will commence on May 2, 2007 at a net rate of approximately $26,600 per day.

–	For Navios’s wholly-owned 53,524 dwt super handymax, Navios Arc, a two-year charter will commence on May 30, 2007 at a net rate of approximately $27,600 per day.

–	For Navios’s long-term, chartered-in 82,936 dwt panamax, Navios Titan, a three-year charter will commence late in the fourth quarter of 2007 at a net rate of approximately $27,100 per day.

“The time charter market continues to be strong,” said Ms. Angeliki Frangou, Chairman and CEO of Navios. “The charters announced today are at an average of approximately $10,000 per day higher than current charter-out rates.. We believe these charters will generate stable cash flow and shareholder value.”

As a result of these new charters, Navios has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 91.7% for 2007, 62.6% for 2008 and 19.9% for 2009.

Navios currently controls 46 vessels, of which 21 are owned and 25 are chartered-in. Of the chartered-in vessels, 16 are currently operating, and nine are still to be delivered. Navios holds eleven purchase options on the 25 chartered-in vessels, six on operating vessels, and five on the vessels still to be delivered. All of these purchase options are for exercise prices below the related vessel’s current market value.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com

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